July 12, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins, Accounting Branch Chief

 Laura Veator, Staff Accountant

Re:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 29, 2011

File No. 000-27038

Ladies and Gentlemen:

Nuance Communications, Inc. (the “Company”) respectfully advises the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated June 20, 2012 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that the Company expects to respond to the Staff’s letter by no later than July 19, 2012.

Please do not hesitate to call me at (781) 565-5000 if you have any questions or require additional information. I thank you in advance for your consideration.

Very truly yours,

NUANCE COMMUNICATIONS, INC.

/s/ Todd DuChene